ITC Holdings Corp.
Entergy Regional State Committee
Working Group & Stakeholders Meeting
January 2012
ITC Holdings Corp.
ITC Holdings Corp.
Entergy Regional State Committee
Entergy Regional State Committee
Working Group & Stakeholders Meeting
Working Group & Stakeholders Meeting
January 2012
January 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure

business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.
This presentation contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010
Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011
Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

Transaction Overview Transaction Overview

ITC is an independent transmission-only
company headquartered in Novi,
Michigan
Business model is singularly focused on
owning, operating and maintaining
transmission
Actively developing transmission
infrastructure required for reliability
needs and emerging long-term energy
policy
ITC has a history of efficiently and
effectively integrating transmission
systems
ITC has a proven track record of safe
and reliable operations
5

ITC Overview

ITC Overview
System Peak Load 26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,100 miles 15,700 miles
Service Area
Square Miles
89,850 114,669
RTO Membership MISO/SPP Anticipated
MISO
membership
by 12/2013
6
*Entergy also owns limited assets in Missouri and Tennessee.

Transmission Business

7
Independent Model

Benefits of ITC independent
transmission model
Transparency
Improved
Reliability
Enhanced Generator
Interconnections
Aligned with
Public Policy
Operational
Excellence
Improved Credit
Quality
Competitive
Markets
Reduced System
Congestion

Operational Excellence

ITC’s goal:  Best-in-class system operations and performance, including system security and safety.
Our operating companies consistently rank strongly in the SGS Statistical
Services Transmission Reliability Benchmarking program.
ITC’s security operations recognized as an “Example of Excellence” for our
Reliability Readiness Evaluation and Improvement Program.
Our control room is staffed with operators qualified at the highest level under the federal Operator Certification Program.

Reliability

ITC’s capital investments
and maintenance
programs have resulted in
improved reliability
ITC Midwest’s
performance trend is
improving, following the
paths of ITCTransmission
and METC
Better
Performance
(Average Sustained Outages per Circuit)

Transaction Overview

Transaction Structure
• Reverse Morris Trust - Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue tax free spin-off of transmission business and
ITC to effectuate a recapitalization, anticipated to be special dividend of $700 million
• 100% stock consideration
• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC
• ITC to issue approximately $700 million of unsecured debt at holdings level
ITC Shareholders
Post-Merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt & Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters
• Regional headquarters in Jackson, MS
• Corporate headquarters in Novi, MI
Expected Closing • In 2013, subject to timing of approvals
Approval Process • Entergy retail regulatory approvals
• Federal Energy Regulatory Commission approvals
• ITC shareholder approval
• Certain other regulatory approvals

$1.775b of newly-issued debt will
be raised at Entergy’s
transmission business, the
proceeds from which will be
distributed to Entergy
Entergy will create and
distribute new Transco (“Mid
South TransCo LLC “) to
Entergy shareholders
Prior to the merger, ITC will recapitalize,
currently anticipated to be a one-time
$700mm special dividend to existing
shareholders, funded by newly-issued senior
unsecured notes at ITC Holdings
Mid South TransCo LLC will subsequently merge
with ITC Merger Sub; Entergy shareholders will
receive 50.1% ownership in the combined company
49.9%
100%

Transaction Key Steps
ITC Pro Forma Structure
1
Entergy
shareholders
ITC
shareholders
Entergy
shareholders
ITC
shareholders
Entergy
Entergy Entergy
Mid South
TransCo
LLC
ITC
ITC
Mid South
TransCo
LLC
Transmission
business
OpCos OpCos
ITC Merger
Sub
2
3
4
Entergy
shareholders
Entergy
shareholders
ITC
shareholders
Mid South
TransCo LLC
Entergy
OpCos
ITC
Holdings
ITC
OpCos

Pro Forma Ownership Structure 12 50.1% Entergy Shareholders 49.9% ITC Shareholders Mid South TransCo LLC OpCos

Approvals & Timeline
• The transaction is targeted to close in 2013, subject to receipt of the following approvals and closing conditions
• Anticipated Approval Requirements*
Entergy Retail Regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
• Change of control of transmission assets
• Authorization to incur debt in some jurisdictions
FERC • Change of control of transmission assets
• Establish new regulatory construct for new ITC subsidiaries
• Authorization for operating company financings
Hart-Scott-Rodino Act
(DOJ / FTC)
• Pre-merger notification to review potential antitrust and competition issues
IRS Private Letter Ruling • Ruling regarding tax-free treatment of the distribution of Transco Holdco
ITC Shareholders • Merger
• Amendment to ITC Articles of Incorporation to increase the number of authorized shares
• Authorization for issuance of greater than 20% of outstanding shares
* Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

Scope of Transaction
• Final transaction value  determined by ITC
share price at time of closing
Combination of ITC market capitalization,
post-recapitalization, and assumed debt
• Transaction covers Entergy Transmission
Business transmission assets
• Transmission lines (operated at or above
69 kV)
• Substation assets operated at or above
69 kV
• Common-use equipment in transmission
substations (three-terminal substations)
• Equipment necessary for the safe and
reliable operation of the grid

Projected Year-End Rate Base
For 2013 (Estimated)
($ amounts in billions)
The value of the Entergy Transmission
Business assets used to calculate
transmission rates will remain unchanged as
a result of the transaction.
ITC Companies $4.1
Entergy Transmission Business $3.0
Total Combined $7.1

Customer & Stakeholder Benefits

Furthers objectives of independent transmission model
• Including the commitment to maintain strong reliability, reduce congestion, enhance opportunities for interconnecting generators and foster greater access to competitive markets
Facilitator of competitive wholesale markets
• Building robust interconnections and related system upgrades to bring all generation to market
Culture of safety and proven safety performance
• Top safety performance of all EEI companies
Investments in the system – both capital and O&M
• Invested $2.3 billion in CAPEX and $640 million in O&M since inception to support system reliability and expansion
Commitment to regions and communities we serve through corporate citizenship
• Ingrain company in communities and regions including supporting economic development and resulting jobs, community involvement and supporting charities